Filed by: Chiasma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chiasma, Inc.

Commission File No: 001-37500

Subject: Chiasma to merge into Amryt Pharma

Dear Chiasma Colleagues:

Moments ago, we announced important news that Chiasma has entered into a merger agreement to be acquired by Amryt Pharma plc, a global commercial-stage biopharmaceutical company focused on acquiring, developing, and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases (press release attached). Chiasma and Amryt’s decision to enter into the merger agreement is a testament to the strong foundation that you have built for Chiasma and the potential for MYCAPSSA and our TPE technology platform to drive future growth.

The Board of Directors and I believe that this decision allows us to unlock Chiasma’s value by accelerating our progress towards our goals to make MYCAPSSA the standard of pharmacological care for the maintenance treatment of acromegaly, maximize patient access to MYCAPSSA globally, and expand our development pipeline - goals that we know are both professionally and personally important to each of us as well as to our stakeholders, most significantly, patients with rare diseases.

I know this is a lot to absorb, and you will likely have questions about the integration process. While we do not yet know all the answers at this time, we are committed to providing updates as we move through this process and more information becomes available.

We will have an opportunity today to discuss what this announcement means and what to expect at a Town Hall meeting scheduled at 10:45 a.m. Eastern time. We will be joined by Amryt CEO, Dr. Joe Wiley, who is excited to share more about Amryt’s vision and mission. Details for the meeting and a calendar invite will follow shortly.

In terms of next steps, there is much work to be done before the completion, or close, of the transaction, which we expect to occur in the third quarter of 2021. Until then, we continue to operate as separate companies. There will be no immediate impact on our day-to-day operations, responsibilities, and roles. John, Lee, and I will take the lead on transition planning for our team, and we will collaborate closely with Amryt’s transition planning leads as well. In the meantime, we owe it to patients and to our mission to maintain our momentum.

I am incredibly proud of what our team has accomplished together. With our persistence and ingenuity, we relentlessly pursued our vision of building a successful commercial company with a promising pipeline. This combination with Amryt, I believe will set us up well to deliver meaningful incremental value for the patients we serve as well as for our shareholders.

I am beyond grateful to have been on this journey with you up until this point and look forward to the coming months as we continue to drive toward our goals.

Best,

Raj

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Amryt Pharma plc (“Amryt”) and Chiasma, Inc. (“Chiasma”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Amryt or Chiasma stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Amryt or Chiasma to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Amryt or Chiasma do business, or on Amryt’s or Chiasma’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Amryt to successfully integrate Chiasma’s operations; the ability of Amryt to implement its plans, forecasts and other expectations with respect to Amryt’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4, and if necessary, the registration on Form F-6, and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4, and if necessary, the registration on Form F-6, are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended, and Chiasma’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Amryt nor Chiasma undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Amryt intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Amryt and Chiasma. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.

Participants in the Solicitation

Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Registration Statement on Form F-1 filed with the SEC on June 23, 2020, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.